Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

March 30, 2012

iPath® Pure Beta Commodity ETNs.

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iPath® Pure Beta Commodity Exchange Traded Notes offer investors exposure to a wide variety of commodities future indices in a refined form.

An investment in commodities futures contracts requires holdings to be regularly rolled into new futures contracts as expiry dates approach.

Traditional commodity indices typically track the performance of nearby futures contracts, which can impact performance by introducing roll yield. Roll yield occurs when the price of future contracts are over or under the spot prices.

iPath® Pure Beta ETNs are linked to indices that offer the potential to mitigate this by rolling into one of a number of contracts with varying expiration dates.

Historical Performance of the Barclays Capital Commodity Index Pure Beta TR and Barclays Capital Commodity Index TR


0%
-5%
-10%
-15%
-20%
May 16
May 31
June 15
June 30
Jul 15
Jul 29
Aug 15
Aug 31
Sep 15
Sep 30
Oct 14
Oct 31
Nov 15
Barclays Capital Commodity Index Pure Beta TR (BCC1C1PT)
Barclays Capital Commodity Index TR (BCC1C10T)

Pure Beta ETNs are linked to the performance of the relevant Barclays Capital Pure Beta Index, minus applicable costs and fees.

iPath Pure Beta Commodity ETN	Ticker	Yearly Fee[1]	Futures Execution Cost[2]
iPath® Pure Beta Agriculture ETN	DIRT	0.75%	0.10%
iPath® Pure Beta Aluminum ETN	FOIL	0.75%	0.10%
iPath® Pure Beta Broad Commodity ETN	BCM	0.75%	0.10%
iPath® Pure Beta Cocoa ETN	CHOC	0.75%	0.10%
iPath® Pure Beta Coffee ETN	CAFE	0.75%	0.10%
iPath® Pure Beta Copper ETN	CUPM	0.75%	0.10%
iPath® Pure Beta Cotton ETN	CTNN	0.75%	0.10%
iPath® Pure Beta Crude Oil ETN	OLEM	0.75%	0.10%
iPath® Pure Beta Energy ETN	ONG	0.75%	0.10%
iPath® Pure Beta Grains ETN	WEET	0.75%	0.10%
iPath® Pure Beta Industrial Metals ETN	HEVY	0.75%	0.10%
iPath® Pure Beta Lead ETN	LEDD	0.75%	0.10%
iPath® Pure Beta Livestock ETN	LSTK	0.75%	0.10%
iPath® Pure Beta Nickel ETN	NINI	0.75%	0.10%
iPath® Pure Beta Precious Metals ETN	BLNG	0.75%	0.10%

iPath® Pure Beta S&P GSCI®-Weighted ETN SBV 0.75% 0.10% iPath® Pure Beta Softs ETN GRWN 0.75% 0.10%

iPath® Pure Beta Sugar ETN SGAR 0.75% 0.10%

1. The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.

2 On each calendar day, a “futures execution cost” will be charged and deducted from the closing indicative note value of each ETN. The effect of the futures execution cost accumulates over time and is subtracted at a rate of 0.10% per year. See the applicable prospectus for more details.

Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Barclays Capital Pure Beta Series 2 Methodology: The Barclays Capital Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because certain ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, such ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0540-0312

NOT FDIC INSURED - NO BANK GUARANTEE - MAY LOSE VALUE